Harvest Energy Trust
Consolidated Balance Sheets (Unaudited)

(thousands of Canadian dollars)
	March 31, 2006	December 31, 2005
Assets

Current assets
Accounts receivable	$139,683	$73,766
Fair value of risk management contracts [Note 12]	9,313	21,231
Prepaid expenses and deposits	7,206	1,126
Future income tax	-	22,975
	156,202	119,098

Deferred charges [Note 3]	12,195	12,768
Fair value of risk management contracts [Note 12]	2,902	2,628
Capital assets [Note 4]	2,643,106	1,130,155
Goodwill [Note 2]	656,248	43,832
	$3,470,653	$1,308,481

Liabilities and Unitholders’ Equity

Current liabilities
Accounts payable and accrued liabilities [Note 5]	$198,088	$99,576
Cash distribution payable	38,202	18,544
Fair value deficiency of risk management contracts [Note 12]	83,078	65,968
	319,368	184,088

Bank loan [Note 7]	201,652	13,869
Deferred credit	1,035	1,389
Fair value deficiency of risk management contracts [Note 12]	24,106	10,449
Convertible debentures [Note 8]	242,244	44,455
7 7/8% Senior notes	292,000	290,750
Asset retirement obligation [Note 6]	186,321	110,693
Future income tax	-	25,275

Non-controlling interest [Note 11]	451	3,179

Unitholders’ equity
Unitholders’ capital [Note 9]	2,431,595	747,312
Equity component of convertible debentures [Note 8]	26,247	2,639
Accumulated income	101,728	135,665
Accumulated distributions	(356,094)	(261,282)
	2,203,476	624,334
	$3,470,653	$1,308,481
Commitments, contingencies and guarantees [Note 14]
See accompanying notes to these consolidated financial statements.

Harvest Energy Trust
Consolidated Statements of Income and Accumulated Income (Unaudited)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
Revenue
Petroleum and natural gas sales	$224,275	$129,826
Royalty expense	(43,115)	(19,895)
Risk management contracts
Realized net losses	(8,731)	(18,724)
Unrealized net losses	(40,997)	(74,669)
	131,432	16,538

Expenses
Operating	50,094	27,173
Transportation and marketing	1,623	175
General and administrative	5,812	5,469
Transaction charges	11,742	-
Interest and other financing charges on short term debt	150	2,491
Interest and other financing charges on long term debt	11,757	6,871
Depletion, depreciation and accretion	85,325	41,567
Foreign exchange loss	908	2,119
Large corporations tax and other tax	338	277
Future income tax recovery	(2,300)	(26,039)
Non-controlling interest [Note 11]	(80)	(495)
	165,369	59,608
Net loss for the period	(33,937)	(43,070)

Accumulated income, beginning of period	135,665	30,719

Accumulated income (deficit), end of period	$101,728	$(12,351)

Net loss per Trust Unit, basic [Note 9]	$(0.41)	$(1.02)
Net loss per Trust Unit, diluted [Note 9]	$(0.41)	$(1.02)
See accompanying notes to these consolidated financial statements.

Consolidated Statements of Accumulated Distributions (unaudited)

(thousands of Canadian dollars)
	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

Accumulated distributions, beginning of period	$261,282	$97,110
Distributions	94,812	36,126
Accumulated distributions, end of period	$356,094	$133,236

Harvest Energy Trust
Consolidated Statements of Cash Flows (Unaudited)

(thousands of Canadian dollars)
	Three	Three Months
	Months	Ended March
	Ended March	31, 2005
	31, 2006
Cash provided by (used in)
Operating Activities
Net loss for the period	$(33,937)	$(43,070)
Items not requiring cash
Depletion, depreciation and accretion	85,325	41,567
Unrealized foreign exchange gain	914	2,110
Amortization of deferred finance charges and discount on debt	1,727	1,725
Unrealized loss on risk management contracts [Note 12]	40,997	74,669
Future income tax recovery	(2,300)	(26,039)
Non-controlling interest	(80)	(495)
Unit based compensation expense	3,216	2,220
Amortization of office lease premium	37	-
Settlement of asset retirement obligations	(1,118)	(501)
Change in non-cash working capital [Note 13]	(6,617)	(48,694)
	88,164	3,492

Financing Activities
Issue of Trust Units, net of issue costs	(68)	(88)
Borrowings of bank loan, net	81,536	28,146
Financing costs	(165)	(504)
Cash distributions	(45,241)	(20,446)
Change in non-cash working capital [Note 13]	(13,301)	5,679
	22,761	12,787

Investing Activities
Additions to capital assets	(103,239)	(23,223)
Property acquisitions	(23,382)	(4,659)
Change in non-cash working capital [Note 13]	15,696	11,603
	(110,925)	(16,279)

Change in cash being cash at beginning and end of period	-	-

Interest paid	$2,572	$1,338
Large corporation tax and other tax paid	$606	$71
See accompanying notes to these consolidated financial statements.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

1.     Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2005 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of Harvest Energy Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.     Acquisitions

(a)    Business Acquisition

On February 3, 2006, the unitholders of the Trust and Viking Energy Royalty Trust ("Viking") voted to approve a resolution to effect the Plan of Arrangement (the "Plan of Arrangement") by which unitholders of Viking received 0.25 Harvest Trust Units for every Viking Trust Unit held, and the Trust acquired all of the assets and assumed all of the liabilities of Viking for total consideration of approximately $1,638.1 million. This amount consisted of the issuance of 46,040,788 Trust Units [Note 9(b)] at an ascribed value of $35.58 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Vikings’ convertible debenture indenture, Harvest’s acquisition of Viking’s net assets resulted in Harvest assuming the obligations of Viking’s convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

The Trust’s aggregate consideration for the acquisition of Viking consists of the following:

Consideration for the acquisition:
Ascribed value of Trust Units issued	$1,638,131
Bank debt assumed	106,247
Convertible debentures assumed
Debt component	202,232
Equity component	24,123
Acquisition costs	4,600
$1,975,333

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition.

Allocation of purchase price:	Amount
Net working capital deficiency	$(31,297)
Capital assets	1,455,000
Fair value deficiency of risk management contracts	(1,224)
Fair value of office lease	931
Goodwill	612,416
Asset retirement obligation	(60,493)
$1,975,333

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

Effective February 3, 2006, the results of Viking have been included in the consolidated financial statements.

(b)    Asset Acquisition

On January 19, 2006, the Trust closed an asset acquisition in the Hay River and Killarney area for total cash consideration of $21.9 million.

3.     Deferred Charges

	March 31, 2006	December 31, 2005
Financing costs	$9,671	$11,064
Fair value of office lease [Note 2]	894	-
Discount on Senior Notes	1,630	1,704
	$12,195	$12,768

4.     Capital Assets

		Accumulated
		depletion and	Net book
March 31, 2006	Cost	depreciation	value
Petroleum and natural gas properties	$2,526,899	$(316,892)	$2,210,007
Production facilities and equipment	498,953	(72,039)	426,914
Office furniture and equipment	7,437	(1,252)	6,185
Total	$3,033,289	$(390,183)	$2,643,106

		Accumulated
		depletion and	Net book
December 31, 2005	Cost	depreciation	value
Petroleum and natural gas properties	$1,135,118	$(247,652)	$887,466
Production facilities and equipment	298,166	(59,732)	238,434
Office furniture and equipment	5,377	(1,122)	4,255
Total	$1,438,661	$(308,506)	$1,130,155

General and administrative costs of $3.9 million have been capitalized during the three month period ended March 31, 2006 (three months ended March 31, 2005- $1.2 million), of which $2.1million (three months ended March 31, 2005 - $353,000) relate to the Trust Unit incentive plan and the Unit award incentive plan.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

5.     Accounts Payable and Accrued Liabilities

	March 31, 2006	December 31, 2005
Trade accounts payable	$25,794	$22,484
Accrued interest	16,798	4,959
Trust Unit Incentive Plan and Unit Award Incentive Plan [Note 10]	12,831	17,828
Premium on price risk management contracts	-	462
Accrued closing adjustments on asset acquisition	1,132	-
Other accrued liabilities	141,187	53,223
Large corporation taxes payable	346	620
	$198,088	$99,576

6.     Asset Retirement Obligation

The Trust’s asset retirement obligation results from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation to be approximately $621 million which will be incurred between 2006 and 2026. The majority of the costs will be incurred between 2015 and 2026. A credit-adjusted risk-free discount rate of 8% and inflation rate of approximately 1% were used to calculate the fair value of the asset retirement obligation as at March 31, 2006.

A reconciliation of the asset retirement obligation is provided below:

	Three Months ended March 31, 2006	Year ended December 31, 2005

Balance, beginning of period	$110,693	$90,085
Incurred on acquisition of
Viking	60,493	-
Liabilities incurred	432	7,328
Revision of estimates	12,173	8,656
Liabilities settled	(1,118)	(4,146)
Accretion expense	3,648	8,770
Balance, end of period	$186,321	$110,693

7.     Bank Loan

The Trust entered into a new credit facility agreement on February 3, 2006, that increased its borrowing capacity from $400 million to $750 million. At March 31, 2006, the Trust completed a secondary syndication of its credit facility resulting in a broadening of its banking group and an increase in its three year extendible revolving credit facility to $900 million.

At March 31, 2006, the Trust had $201.7 million drawn under a $900 million three year extendible revolving credit facility. With the consent of the lenders, the facility may be extended on an annual basis for an additional 364 days. The facility is secured by a $1.5 billion first floating charge over all of the assets of the operating subsidiaries and a guarantee from the Trust. Amounts borrowed under this facility bear interest at a floating rate based on bankers acceptances plus 65 basis points to 115 basis points depending on the Trust’s Senior Debt to Cash Flow Ratio as defined in the Credit Agreement. Availability under this facility is subject to quarterly financial covenants requiring that the Senior Debt to Cash Flow Ratio is less than 3 to 1, the Total Debt to Cash Flow Ratio is less than 3.5 to 1, Senior Debt to Capitalization is less than 50% and Total Debt Capitalization is less than 55%, all as defined in the Credit Agreement.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

8.     Convertible Debentures

The Trust has issued three series of unsecured subordinated debentures and has assumed two additional series as part of the Viking acquisition [Note 2]. The two additional series of debentures assumed in the Viking acquisition have the same general terms as the three series issued by Harvest, the details of which have been outlined in our December 31, 2005 annual financial statements.

The following is a summary of the five series of convertible debentures.

		Original	Conversion
	Interest	face value	price / Trust		First redemption	Second redemption
Issue date	rate	(millions)	Unit	Maturity	period	period
Jan 29, 2004	9%	$60	$13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
Aug 10, 2004	8%	$100	$16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
Aug 2, 2005	6.5%	$75	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
Feb. 3, 2006	10.5%	$35(2)	$29.00	Jan.31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
Feb. 3, 2006	6.4%(1)	$175(2)	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10

(1)   This series of convertible debentures may also be redeemed by the Trust at a price of $1,000 per debenture on or after November 1, 2009 until maturity.

(2)   The fair value of the 10.5% convertible debentures and the 6.4% convertible debentures at acquisition was $44.8 million and $181.5 million, respectively.

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9%	8%	6.5%	10.5%	6.40%
	Series	Series	Series	Series	Series	Total
As at December 31, 2004	$10,698	$15,052	$-	$-	$-	$25,750
August 2, 2005 issuance	-	-	75,000	-	-	75,000
Portion allocated to equity	-	-	(4,932)			(4,932)
Accretion of non-cash interest expense	-	11	228	-	-	239
Converted into Trust Units	(8,921)	(11,299)	(31,382)	-	-	(51,602)
As at December 31, 2005	1,777	3,764	38,914	-	-	44,455
February 3, 2006 assumption	-	-	-	44,822	181,533	226,355
Portion allocated to equity	-	-	-	(9,301)	(14,822)	(24,123)
Accretion of non-cash interest expense (premium)		1	98	(31)	151	219
Converted into Trust Units	(217)	(574)	(2,568)	(1,284)	(19)	(4,662)
As at March 31, 2006	$1,560	$3,191	$36,444	$34,206	$166,843	$242,244

	Number of Debentures
	9%	8%	6.5%	10.5%	6.40%
	Series	Series	Series	Series	Series	Total
Number outstanding at December 31, 2004	10,700	15,159	-	-	-	25,859
August 2, 2005 issuance	-	-	75,000	-	-	75,000
Converted into Trust Units	(8,923)	(11,373)	(33,527)	-	-	(53,823)
Outstanding at December 31, 2005	1,777	3,786	41,473	-	-	47,036
February 3, 2006 assumption	-	-	-	35,058	174,965	210,023
Converted into Trust Units	(217)	(577)	(2,735)	(1,268)	(20)	(4,817)
Outstanding at March 31, 2006	1,560	3,209	38,738	33,790	174,945	252,242

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

The following table summarizes the reclassification of the equity component of convertible debentures to Unitholders’ equity:

	9% Series	8% Series	6.5% Series	10.5% Series	6.4% Series
	Equity Value	Equity Value	Equity Value	Equity Value	Equity Value	Total
As at December 31, 2004	$3	$113	$-	$-	$-	$116
August 2, 2005 issuance, net	-	-	4,720	-	-	4,720
Converted into Trust Units, net	(3)	(85)	(2,109)	-	-	(2,197)
As at December 31, 2005	-	28	2,611	-	-	2,639
February 3, 2006 assumption	-	-	-	9,301	14,822	24,123
Converted into Trust Units, net	-	(4)	(173)	(336)	(2)	(515)
As at March 31, 2006	$-	$24	$2,438	$8,965	$14,820	$26,247

9.     Unitholders' Capital

(a)     Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)     Issued

	Number of Units	Amount
As at December 31, 2004	41,788,500	$465,524
Conversion of subscription receipts	6,505,600	175,001
Convertible debenture conversions-9% series	643,133	8,924
Convertible debenture conversions-8% series	703,976	11,383
Convertible debenture conversion-6.5% series	1,081,497	33,585
Exchangeable share retraction [Note 11]	299,123	3,865
Distribution reinvestment plan issuance	1,167,109	36,217
Special distribution	465,285	10,678
Exercise of unit appreciation rights and other	328,344	12,084
Issue costs	-	(9,949)
As at December 31, 2005	52,982,567	$747,312
Issued in exchange for assets of Viking [Note2(a)]	46,040,788	1,638,131
Convertible debenture conversions-9% series	15,666	217
Convertible debenture conversions-8% series	35,901	578
Convertible debenture conversions-6.5% series	88,219	2,748
Convertible debenture conversions-10.5% series	43,720	1,620
Convertible debenture conversions-6.4% series	434	21
Exchangeable share retraction [Note 11]	184,809	2,648
Distribution reinvestment plans	905,610	29,917
Exercise of unit appreciation rights exercise	248,815	8,840
Issue costs	-	(437)
As at March 31, 2006	100,546,529	$2,431,595

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

(c)    Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	Three Months ended	Three Months ended
	March 31, 2006	March 31, 2005
Net loss, basic	$ (33,937)	$ (43,070)
Non-controlling interest	(80)	(495)
Net loss, diluted(1)	$ (34,017)	$ (43,565)

Weighted average Trust Units adjustments	Three Months ended	Three Months ended
	March 31, 2006	March 31, 2005
Number of Units
Weighted average Trust Units outstanding, basic	82,309,176	42,134,156
Effect of exchangeable shares	100,847	397,579
Weighted average Trust Units outstanding, diluted(2)	82,410,023	42,531,735

(1)    Net income, diluted excludes the impact of the conversions of the convertible debentures for the three month period ended March 31, 2006, of $3,115,000 (three months ended March 31, 2005 - $487,000), as the impact was anti-dilutive.

(2)    Weighted average Trust Units outstanding, diluted for the three months ended March 31, 2006, does not include the impact of 1,175,000 (three months ended March 31, 2005 -1,537,871) units related to the convertible debentures as the impact would be anti-dilutive. The impact of the Trust Unit incentive plans of 462,096 (three months ended March 31, 2005 - 699,350) has also been excluded as the impact would be anti-dilutive.

10.   Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at March 31, 2006, a total of 2,150,245 (1,305,143 – December 31, 2005) Unit Appreciation Rights were outstanding under the Trust Unit Incentive Plan at an average exercise price of $31.11 ($16.73 – December 31, 2005).

The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

	Three Months ended March 31, 2006		Year ended December 31, 2005
	Unit		Unit	Weighted
	Appreciation	Weighted Average	Appreciation	Average
	Rights	Exercise Price	Rights	Exercise Price
Outstanding beginning of period	1,305,143	$ 19.72	1,117,725	$ 11.92
Granted	1,611,500	37.34	793,325	26.69
Exercised	(659,218)	17.57	(420,157)	9.49
Cancelled	(107,000)	37.40	(185,750)	25.70
Outstanding before exercise price reductions	2,150,425	32.71	1,305,143	19.72
Exercise price reductions	-	(1.60)	-	(2.99)
Outstanding, end of period	2,150,425	$ 31.11	1,305,143	$ 16.73
Exercisable before exercise price
reductions	645,925	$ 21.92	109,068	$ 13.56
Exercise price reductions	-	(3.58)	-	(4.04)
	645,925	$ 18.34	109,068	$ 9.52

The following table summarizes information about Unit appreciation rights outstanding at March 31, 2006.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

			Outstanding		Exercisable
			Exercise
Exercise Price	Exercise Price		Price net of	Remaining		Exercise Price
before price	net of price	At March	price	Contractual	At March	net of price
reductions	reductions	31, 2006	reductions(a)	Life (a)	31, 2006	reductions (a)
$8.00 - $10.21	$1.79 - $4.47	13,750	$ 4.33	2.2	13,750	$ 4.33
$10.30 - $13.15	$4.59 - $8.19	88,425	6.18	2.3	88,425	6.18
$13.35 - $17.85	$8.58 - $13.97	118,675	10.95	3.2	118,675	10.95
$18.90 - $22.97	$15.11- $20.25	317,275	20.91	4.0	317,275	20.91
$28.90 - $37.56	$26.38- $36.64	1,612,300	36.19	4.8	107,800	30.68
$8.00 - $37.56	$1.79- $36.64	2,150,425	$ 31.11	4.5	645,925	$ 18.34
(a) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

At March 31, 2006, 190,139 Units were outstanding under the Unit Award Incentive Plan.

Upon completion of the Plan of Arrangement with Viking [Note 2], Unitholders approved the issuance of up to 0.5% of outstanding Trust Units under the Unit award plan.

	Three Months ended	Year ended
Number	March 31, 2006	December 31, 2005
Outstanding, beginning of period	35,365	10,662
Granted	158,839	23,466
Adjusted for distributions	7,170	1,237
Cancelled	(11,235)	-
Outstanding, end of period	190,139	35,365

Upon closing of the Plan of Arrangement with Viking [Note 2] all awards and rights issued under the Trusts’ employee unit incentive plans vested. Subsequent to closing additional rights and awards were issued under both plans.

The Trust has recognized compensation expense of $8.4 million ($2.0 million – three months ended March 31, 2005), including non cash compensation expense of $3.2 million ($2.6 million – three months ended March 31, 2005), for the three months ended March 31, 2006, related to the Trust Unit Incentive Plan and the Unit award plan. A recovery of $0.2 million ($2.0 million – three months ended March 31, 2005) is reflected in general and administrative expense and an expense of $8.6 million is reflected in Transaction Costs in the consolidated statements of income. Recoveries occur when the Trust Unit market price decreases below the previous measurement date. The compensation expense related to the transaction with Viking, was measured based on the Trust Unit price on February 3, 2006, the effective date of the Plan of Arrangement.

11.     Exchangeable Shares

(a)    Authorized

Harvest Operations Corp., a subsidiary of the Trust, is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b)     Issued

Exchangeable shares, series 1	Three Months ended	Year ended
	March 31, 2006	December 31, 2005
Outstanding, beginning of period	182,969	455,547
Shareholder retractions	(156,067)	(272,578)
Outstanding , end of period	26,902	182,969
Exchange ratio	1.20421	1.17475

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

As a result of the completion of the Plan of Arrangement with Viking [Note 2]. There are 26,902 exchangeable shares outstanding. The Trust has elected to exercise its deminimus redemption right to redeem all of the exchangeable shares outstanding on March 16, 2006. The redemption will be completed during the second quarter of 2006.

(c) Non-controlling interest

The following is a summary of the non-controlling interest:

	Three Months ended	Year ended
	March 31, 2006	December 31, 2005
Non-controlling interest, beginning of period	$3,179	$6,895
Exchanged for Trust Units	(2,648)	(3,865)
Current period income (loss) attributable to non-controlling interest	(80)	149
Non-controlling interest, end of period	$451	$3,179
Accumulated income attributed to non-controlling interest	$294	$374

12.   Financial Instruments and risk management contracts

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations as outlined in the annual consolidated financial statements for the year ended December 31, 2005 and 2004.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at March 31, 2006.

				Fair
Quantity	Type of Contract	Term	Reference	value
8,750 bbl/d	Participation swap	April – December 2006	U.S$38.16(a)	$ (42,778)
5,000 bbl/d	Participation swap	July – December 2006	U.S$45.17(a)	(12,767)
5,000 bbl/d	Participating swap	April 2006 – June 2007	U.S.$49.03(b)	(12,199)

4,000 bbl/d	Differential swap – Bow River	April – June 2006	29.90%	(1,433)
5,000 bbl/d	Differential swap – Bow River	April – June 2006	27.50%	(1,144)

7,500 bbl/d	Indexed put contract – bought put	April – June 2006	U.S.$34.00(c)	(398)
3,750 bbl/d	Indexed put contract – sold call	April – June 2006	U.S.$34.00(c)	(13,588)
3,750 bbl/d	Indexed put contract – bought call	April – June 2006	U.S.$44.00(c)	9,637

5,000 bbl/d	Indexed put contract – bought put	April – December 2006	U.S.$55.00(c)	894
2,500 bbl/d	Indexed put contract – sold call	April – December 2006	U.S.$55.00(c)	(11,676)
2,500 bbl/d	Indexed put contract – bought call	April – December 2006	U.S.$65.00(c)	5,322
2,500 bbl/d	Indexed put contract – sold call	April – December 2006	U.S.$70.00(c)	(3,152)
2,500 bbl/d	Indexed put contract – bought call	April – December 2006	U.S.$83.00(c)	778

200 mcf/d	Fixed price - natural gas contract	April – December 2008	Cdn.$4.19(d)	(443)
76 mcf/d	Fixed price – natural gas contract	April – October 2008	Cdn.$2.00(d)	(131)
Total current portion of fair value deficiency				$ (83,078)

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

Quantity	Type of Contract	Term	Reference	Fair value
10,000 bbl/d	Participating swap	January – December 2007	U.S.$55.00(e)	(13,115)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(c)	3,026
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(c)	(21,218)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(c)	13,584
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(c)	(7,702)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(c)	3,304

200 Mcf/d	Fixed price – natural gas contract	April - December 2008	Cdn. $4.29(d)	(1,354)
			Cdn. $2.05-
76 Mcf/d	Fixed price – natural gas contract	April - October 2008	$2.10(d)	(376)
10 Mwh	Electricity price swap contract	January – December 2008	Cdn $60.90	(255)
Total long-term portion of fair value deficiency				$ (24,106)

(a) This price is a floor. The Trust realizes this price plus 50% of the difference between spot price and this price.

(b) This price is a floor. The Trust realizes this price plus 75% of the difference between spot price and this price.

(c) Each group of a puts and call reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(d) This contract contains an annual escalation factor such that the fixed price is adjusted each year.

(e) This price is a floor. The Trust realizes this price plus 67% of the difference between spot price and this price.

Quantity	Type of Contract	Term	Reference	Fair value
4,000 bbl/d	Differential swap – Bow River	July – December 2006	29.58%	767
5,000 bbl/d	Differential swap – Bow River	July – December 2006	27.50%	2,012

1,000 bbl/d	Differential swap – Wainwright	April – June 2006	29.90%	19
1,000 bbl/d	Differential swap – Wainwright	July - December 2006	29.58%	1,134

5,000 GJ/d	Natural gas price collar contract	April - October 2006	Cdn$9.00-$13.06	2,553

45 MWH	Electricity price swap contracts	April – December 2006	Cdn $51.48	2,828
Total current portion of fair value				$ 9,313

35 MWH	Electricity price swap contracts	January – December 2007	Cdn $56.69	2,243
25 MWH	Electricity price swap contracts	January – December 2008	Cdn $55.00	659
Total long-term portion fair value				$ 2,902

At March 31, 2006, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $95.0 million ($52.6 million – December 31, 2005).

For the three months ended March 31, 2006, the total unrealized loss recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $41.0 million ($74.7 million – three months ended March 31, 2005). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

Harvest Energy Trust
Notes to Unaudited Consolidated Financial Statements
Period ended March 31, 2006
(Tabular amounts in thousands of Canadian dollars, except Trust Unit and per Trust Unit amounts)

13.    Change in Non-Cash Working Capital

	Three Months ended	Three Months ended
	March 31, 2006	March 31, 2005

Changes in non-cash working capital items:
Accounts receivable	$8,926	$(17,648)
Prepaid expenses and deposits	(1,833)	(36,854)
Current portion of risk management contracts assets	11,918	3,279
Current portion of future income tax asset	22,975	-
Accounts payable and accrued liabilities	9,992	25,522
Cash distribution payable	(2,209)	172
Current portion of risk management contracts liability	16,245	27,340
	$66,014	$1,811

Changes relating to operating activities	$(6,617)	$(48,694)
Changes relating to financing activities	(13,301)	5,679
Changes relating to investing activities	15,696	11,603
Add: Non cash changes	70,236	33,223
	$66,014	$1,811

14.    Commitments, Contingencies and Guarantees

The Trust has letters of credit outstanding in the amount of approximately $8.2 million primarily provided to electricity infrastructure providers. These letters are provided by Harvest Operations’ lenders pursuant to the secured senior credit agreement [Note 7]. These letters expire between April 30, 2006 and December 31, 2006, and are expected to be renewed as required.

The following is a summary of the Trust’s contractual obligations and commitments as at March 31, 2006:

	Remaining Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
Debt repayments (1)	$ -	$ 201,652	$ -	$ -	$ -	$ 292,000	$ 493,652
Capital commitments	17,015	8,605	2,880	-	-	-	28,500
Operating leases(2)	2,836	3,607	3,538	3,538	1,491	-	15,010
Total contractual obligations	$ 19,851	$ 213,864	$ 6,418	$ 3,538	$ 1,491	$ 292,000	$ 537,162

(1) Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at the Trust’s option.

(2) Relating to building and automobile leases.

15.   Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.